Exhibit 99.1

Convenience Translation

Fresenius Medical Care AG & Co. KGaA

Hof an der Saale

Convening of the ordinary General Meeting

ISIN: DE0005785802 // Securities Identification No. 578580
ISIN: DE0005785836 // Securities Identification No. 578583
ISIN: DE000A1H3200 // Securities Identification No. A1H320
ISIN: DE000A1H3234 // Securities Identification No. A1H323
ISIN: US3580291066
ISIN: US3580292056

We hereby invite our shareholders to the ordinary General Meeting to be held on
Thursday, 12 May 2011, at 10:00 a.m.
in the Congress Center Messe Frankfurt,
Ludwig-Erhard-Anlage 1, 60327 Frankfurt am Main, Germany.

I. Agenda

1.
Presentation of the annual financial statements and consolidated group financial statements each approved by the Supervisory Board, the management reports for Fresenius Medical Care AG & Co. KGaA and the consolidated group, the report by the General Partner with regard to the information pursuant to sections 289 (4), 315 (4) of the German Commercial Code (Handelsgesetzbuch - HGB) and the report of the Supervisory Board of Fresenius Medical Care AG & Co. KGaA for fiscal year 2010; resolution on the approval of the annual financial statements of Fresenius Medical Care AG & Co. KGaA for fiscal year 2010

The Supervisory Board approved the annual financial statements and the consolidated group financial statements drawn up by the General Partner according to section 171 German Stock Corporation Act (Aktiengesetz - AktG). According to section 286 (1) AktG, the annual financial statements are to be submitted for approval by the General Meeting; the other afore-mentioned documents are to be made accessible to the General Meeting without requiring the passing of any additional resolution.

The General Partner and the Supervisory Board propose that the annual financial statements of Fresenius Medical Care AG & Co. KGaA for the fiscal year 2010 as presented, showing a profit of EUR 777,680,405.91, be approved.

2.	Resolution on the allocation of distributable profit

The General Partner and the Supervisory Board propose to allocate the profit shown in the annual financial statements in the amount of EUR 777,680,405.91 for the fiscal year 2010 as follows:

Distribution to shareholders by payment of a dividend of

●	EUR 0.65 for each of the 298,279,001 ordinary shares entitled to a dividend	EUR 193,881,350.65

●	EUR 0.67 for each of the 3,957,168 preference shares entitled to a dividend	EUR 2,651,302.56

	Profit carried forward to new account	EUR 581,147,752.70

	Distributable profit	EUR 777,680,405.91

The dividend is payable on 13 May 2011.

3.	Resolution on the approval of the actions of the General Partner

The General Partner and the Supervisory Board propose to approve the actions of the General Partner of the Company during the fiscal year 2010.

4.	Resolution on the approval of the actions of the members of the Supervisory Board

The General Partner and the Supervisory Board propose to approve the actions of the members of the Supervisory Board of the Company during the fiscal year 2010.

5.	Resolution on the approval of the revised system of compensation of the Management Board members of the General Partner

With a vast majority (around 99.26% of votes cast) in last year’s Annual General Meeting on 11 May 2010, the shareholders of Fresenius Medical Care AG & Co. KGaA had approved of the compensation system of the members of the Management Board of the General Partner in force at that time, which had been modified according to the German Act on the Appropriateness of Management Board Compensation which became effective on 5 August 2009 (VorstAG). The Supervisory Board of Fresenius Medical Management AG has resolved on further modifications regarding said compensation system of the Management Board of the General Partner. Those modifications shall become effective as of the date of registration of the amendment of the Articles of Association pursuant to agenda item 9 lit. b) cc) in the competent commercial register. For this reason, this revised compensation system for the Management Board of the General Partner is being presented to the General Meeting for approval again.

The revised compensation system for the members of the Management Board of the General Partner to be approved by this resolution is explained in detail in the compensation report on pages 139 et seq. of the annual report of Fresenius Medical Care AG & Co. KGaA of 2010. The compensation report as part of the annual report is also available for inspection at the business offices of Fresenius Medical Care AG & Co. KGaA, Else-Kröner-Straße 1, 61352 Bad Homburg v. d. H., Germany and will be delivered to the shareholders free of charge upon their request. Furthermore, the annual report will be available on the internet at the website http://www.fmc-ag.com/AGM2011.htm. Moreover, the aforementioned documents will be made available during the General Meeting and will be open to inspection at the information desk.

The General Partner and the Supervisory Board propose to approve the revised system of compensation of the Management Board of the General Partner of Fresenius Medical Care AG & Co. KGaA.

6.	Election of the auditors and consolidated group auditors for fiscal year 2011

The Supervisory Board, based on the recommendation of its Audit and Corporate Governance Committee (Prüfungsausschuss), proposes the election of KPMG AG Wirtschaftsprüfungsgesellschaft, Berlin, as auditor and consolidated group auditor for the fiscal year 2011.

7.	Elections to the Supervisory Board and to the Joint Committee

With effect as from the conclusion of this General Meeting, the regular term in office of the current members of the Supervisory Board ends. According to the Articles of Association, the term of the members of the Joint Committee who were appointed from the Supervisory Board of the Company to the Joint Committee by the General Meeting also ends at the same time. Therefore, new elections are required.

According to sections 278 (3), 96 (1), 101 (1) AktG and Article 8 (1) of the Articles of Association of the Company, the Supervisory Board consists of six members who are elected by the General Meeting in accordance with the German Stock Corporation Act. Pursuant to Article 8 (2) of the Articles of Association, the Supervisory Board members are elected for the period until the conclusion of the ordinary General Meeting which resolves on the discharge (Entlastung) for the fourth financial year after the commencement of the term of office. The year in which the term of office commences shall not be considered for this calculation. The General Meeting is not bound by proposals for election. According to clause 5.4.3 sentence 1 of the German Corporate Governance Code (DCGK), elections to the Supervisory Board will be conducted on an individual basis.

According to Article 13a of the Articles of Association, the Joint Committee consists of two members of the Supervisory Board of the General Partner delegated by the General Partner as well as two members of the Supervisory Board of the Company. As laid out in Article 13b (2) sentence 1 of the Articles of Association of the Company, the two Supervisory Board members of the Company on the Joint Committee will be appointed by resolution of the General Meeting. According to Article 13b (4) and Article 8 (2) of the Company’s Articles of Association, the Supervisory Board members in the Joint Committee are elected for the period until the conclusion of the ordinary General Meeting which resolves on the discharge for the fourth fiscal year after the commencement of the term of office. The year in which the term of office commences shall not be considered for this calculation. The General Meeting is not bound by proposals for election.

The Supervisory Board proposes the election of the following persons to the Supervisory Board for a term until the conclusion of the General Meeting which resolves on the discharge for the financial year 2015; further, the Supervisory Board proposes Dr Walter L. Weisman and William P. Johnston for election into the Joint Committee:

●
Dr Gerd Krick, Chairman of the Supervisory Board of Fresenius SE & Co. KGaA (and concurrently Chairman of the Supervisory Board of its General Partner, Fresenius Management SE), Königstein.

Dr Krick is a member of the statutory national Supervisory Boards of Fresenius SE & Co. KGaA (Chairman), Fresenius Management SE (Chairman), Vamed AG (Chairman) as well as Fresenius Medical Care Management AG.

●
Dr Dieter Schenk, lawyer and tax adviser, partner with Noerr LLP, Munich.

Dr Schenk is member of the statutory national Supervisory Board of Fresenius Management SE (Deputy Chairman), Fresenius Medical Care Management AG (Deputy Chairman), Gabor Shoes AG (Chairman), Greiffenberger AG (Deputy Chairman), TOPTICA Photonics AG (Chairman) as well as a member of a similar supervisory body, the administrative board of Else-Kröner-Fresenius-Stiftung (Chairman).

●
Prof Dr Bernd Fahrholz, lawyer, Of Counsel with Dewey & LeBoeuf LLP, Berlin.

Prof Dr Fahrholz is member of a foreign supervisory body similar to a statutory national Supervisory Board, namely the Supervisory Board of SMARTRAC N.V. (Chairman).

●
Dr Walter L. Weisman, member of the Supervisory Board of Fresenius Medical Care Management AG and former Chairman and Chief Executive Officer of American Medical International Inc., Los Angeles, California, U.S.A.

Dr Weisman is member of the statutory national Supervisory Board of Fresenius Medical Care Management AG and member of a similar supervisory body, namely a member of the Board of Directors of Occidental Petroleum Corporation, member of the board of trustees of the California Institute for Technology, the Los Angeles County Museum, as well as the Sundance Institute (Chairman).

●
William P. Johnston, member of the Supervisory Board of Fresenius Medical Care Management AG and former Chairman of the Board of Directors of Renal Care Group, Inc., Nashville, Tennessee, U.S.A.

Mr. Johnston is a member of the statutory national Supervisory Board of Fresenius Medical Care Management AG as well as a member of a similar supervisory body, namely Senior Advisor to The Carlyle Group, a member of the Board of Directors of The Hartford Mutual Funds, Inc., LifeCare Holdings, Inc., HCR-Manor Care, Inc., as well as a member of the Board of Directors of the Georgia O’Keeffe Museum.

●
Rolf A. Classon, Chairman of the Board of Directors of Hill-Rom Holdings, Inc. (previously Hillenbrand Industries, Inc.), Batesville, Indiana, U.S.A.

Mr. Classon is a member of supervisory bodies similar to a statutory national Supervisory Board, namely the Board of Directors of Hill-Rom Holdings, Inc., Auxillum Pharmaceuticals, Inc., Enzon Pharmaceuticals, Inc. (until end of April 2011), Prometheus Laboratories, Inc., and Tecan Group Ltd.

Dr Walter L. Weisman, William P. Johnston and Prof Dr Bernd Fahrholz each meet the qualifications for function as an independent financial expert in the Supervisory Board within the meaning of section 100 (5) AktG due to their broad experience and their longstanding membership in the Audit and Corporate Governance Committee of the Supervisory Board, as well as their independence from Fresenius Medical Care AG & Co. KGaA, its General Partner and its Management Board.

The Supervisory Board considers Dr Gerd Krick as suitable candidate to again assume office of chairman of the Supervisory Board for the upcoming term due to his many years of work for Fresenius Medical Care AG & Co. KGaA and his broad experience as present chairman of the Supervisory Board and due to his professional experience. In case of his election, Dr Krick has already announced that he will run for the office of chairman.

8.	Resolution on modifications of the remuneration of the Supervisory Board and its committees and on the corresponding amendments to Articles 13 and 13e of the Articles of Association

Clause 5.4.6 sentence 4 of the German Corporate Governance Code (DCGK) recommends that members of the Supervisory Board receive fixed as well as performance-related remuneration. The DCGK also suggests that the performance-related remuneration should contain components based on the long-term performance of the company (clause 5.4.6 sentence 5 DCGK). In light of these remuneration principles, the remuneration system of the Supervisory Board of the Company shall be amended by a performance-related remuneration component, aiming at ambitious goals and based on a multi-year assessment period. In this context, modifications to the remuneration principles for Supervisory Board committee memberships shall be introduced as well to duly account for the various and increased duties and demands. In essence, the proposed adjustments concern the following aspects:

In addition to the existing fixed remuneration of members of the Supervisory Board, a variable performance-related remuneration component based on the long-term performance of the Company shall be introduced as a core element of the new remuneration structure of the Supervisory Board. The amount of this remuneration component is determined by the average growth of the earnings per share (EPS), evaluated over a reference period of three years prior to the respective payment date. This long-term assessment period is intended to ensure that the variable remuneration component is based on the sustained success of the Company and that short-term or extraordinary one-off effects are eliminated. According to the respective ambitious goals which have been defined, members of the Supervisory Board are entitled to the variable remuneration component only if 3-year average EPS-growth of at least 8% is achieved. In this case, a member of the Supervisory Board is entitled to receive an additional annual amount of USD 60,000.00. If average EPS-growth of at least 9% or even at least 10% is achieved, this amount is increased to USD 70,000.00 or USD 80,000.00, respectively. The variable remuneration is limited to a maximum amount of USD 80,000.00 per annum.

In light of the increased demands regarding qualification and time expenditure for members of the Supervisory Board in particular with regard to their memberships in Supervisory Board committees, the remuneration system for committee memberships of the Supervisory Board shall also be adapted. Accordingly, members of a Supervisory Board committee shall – in principle – be remunerated with an annual amount of USD 40,000.00 in the future. In case of the chairmanship, and from now on, also in the case of the deputy chairmanship, the annual committee remuneration shall be increased by additional USD 20,000.00 or USD 10,000.00, respectively. On the other hand, no remuneration shall be granted for memberships in the Nomination Committee and in the Joint Committee or for the respective functions of chairman or deputy chairman of these committees.

In conformity with the existing setting-off mechanism (Anrechnung) for remuneration granted (by way of a reduction to half of the respective remuneration) in the Articles of Association, in case a member of the Supervisory Board of the Company is at the same time a member of the Supervisory Board of the General Partner, Fresenius Medical Care Management AG, and receives remuneration for his services, the respective setting-off mechanism shall now be expanded to the variable remuneration components as well. Also, a respective setting-off mechanism shall be introduced in case a member of the Supervisory Board is remunerated for the membership in committees of the Supervisory Board of the Company as well as committees of the Supervisory Board of the Company’s General Partner, Fresenius Medical Care Management AG, if the respective committees in both companies have the same functions and competences.

In light of these proposed changes, the references to certain paragraphs of section 13 of the Articles of Association made in section 13e (3) sentence 2 of the Articles of Association shall be modified as editorial changes.

The General Partner and the Supervisory Board therefore propose that the following resolution be passed:

a) Article 13 of the Articles of Association of the Company is amended as follows:

“Art. 13 Remuneration of Supervisory Board Members

(1)	The members of the supervisory board shall be reimbursed for the expenses incurred in the exercise of their office, including any value-added tax.

(2)	Each member of the supervisory board shall receive a fixed fee of USD 80,000.00 per annum for each full fiscal year, payable in four equal installments at the end of each calendar quarter.

(3)	The chairman of the supervisory board shall receive additional remuneration in the amount of USD 80,000.00 and his deputy additional remuneration in the amount of USD 40,000.00.

(4)
For each full fiscal year, each member of the supervisory board shall also receive a variable performance-related remuneration which is based upon the respective average growth of earnings per share of the Company (EPS) during the period of the last three (3) fiscal years prior to the payment date. The amount of this variable remuneration component is determined by the following formula:

3-year average EPS growth (as %)	Amount of variable remuneration (in USD)
8.00 – 8.99	60,000.00
9.00 – 9.99	70,000.00
≥ 10.00	80,000.00

If the aforementioned three percentage margins are reached, the respective variable remuneration amounts are earned to their full extent, i.e. within these margins there is no pro rata remuneration (e.g. 8.00% = USD 60,000.00; 8.99% = 60,000.00).

In any case, the variable remuneration component pursuant to this Article 13 (4) is capped at the maximum amount of USD 80,000.00 per annum. Reciprocally, the members of the supervisory board are only entitled to the variable remuneration component if the 3 year average EPS growth of at least 8.00% is reached.

The variable remuneration component according to this Article 13 (4) is in principle disbursed on a yearly basis, namely following approval of the Company’s annual financial statements at the end of the calendar quarter in which the Company’s annual financial statements are approved; for the first time, the payment may take place after the approval of the annual financial statements for fiscal year 2011, i.e. based on the 3 year average EPS growth for fiscal years 2009, 2010, 2011.

(5)
In the event that the general meeting, taking into consideration the annual results, resolves a higher remuneration (fixed fee, variable remuneration) by a three fourths majority of the votes cast, such higher remuneration shall be payable.

(6)
As a member of a committee, a supervisory board member shall receive an additional amount of USD 40,000.00 per year. As chairman of a committee, a member of the committee shall in addition receive USD 20,000.00 per year and as deputy chairman an additional USD 10,000.00 respectively, payable in each case in four equal installments at the end of each calendar quarter. For memberships in the Nomination Committee and in the Joint Committee (Articles 13a et seqq.) as well as in the capacity of their respective chairmen and deputy chairmen, no separate remuneration shall be granted. Section 13e (3) shall remain unaffected.

(7)	If a fiscal year is not a complete calendar year, the remuneration shall be paid on a pro rata temporis basis.

(8)
To the extent that a member of the supervisory board is at the same time a member of the supervisory board of the General Partner Fresenius Medical Care Management AG and receives remuneration for his services as a member of the supervisory board of Fresenius Medical Care Management AG, the remuneration according to Article 13 (2) and (4) will be reduced to half of it respectively. The same shall apply in relation to additional remuneration of the chairman and his deputy according to Article 13 (3) if such person is, at the same time, the chairman or deputy chairman, respectively, of the supervisory board of Fresenius Medical Care Management AG. If the deputy chairman of the supervisory board of the Company is at the same time chairman of the supervisory board of Fresenius Medical Care Management AG he shall not receive additional remuneration according to Article 13 (3) for his services as deputy chairman of the Supervisory Board of the Company.

(9)
To the extent that a member of a committee is at the same time a member of a supervisory board committee of Fresenius Medical Care Management AG and receives remuneration for his services as a member of such supervisory board committee, this remuneration will be set off against the respective amount of remuneration received pursuant to Article 13 (6), if the committees in both companies have the same functions and competences; apart from that, no further setoff or adjustment shall take place.

(10)	The Company shall pay the remuneration of the supervisory board members subject to statutory deductions.

(11)
The Company shall provide the members of the supervisory board with an insurance protection regarding the fulfillment of their duties as such members of the supervisory board which is subject to an appropriate deductible.”

b)	Article 13e (3) sentence 2 of the Articles of Association of the Company shall be amended as follows:

“Article 13 (1), (10), and (11) of the Articles of Association shall be applied accordingly.”

9.
Resolutions on the cancellation of conditional capitals and a corresponding amendment to the Articles of Association as well as on authorizing the granting of options to managerial staff members (Führungskräfte) and members of the management of Fresenius Medical Care AG & Co. KGaA or an affiliate (Stock Option Program 2011) and the creation of conditional capital to provide for the Stock Option Program 2011 and a corresponding amendment to the Articles of Association

a)	Resolution on the cancellation of conditional capitals and a corresponding amendment to the Articles of Association

The employee’s participation scheme from 1996 and the Stock Option Program from 1998 have expired. In this respect no further convertible bonds can be converted or stock options exercised. Therefore, the remaining conditional capitals as stated in Article 4 (5) and Article 4 (6) of the Company’s Articles of Association are not required anymore and can be cancelled in order to simplify the capital structure of the Company.

The General Partner and the Supervisory Board propose the following resolutions:

	aa)	The conditional increase of the Company’s capital as currently stated in Article 4 (5) of the Articles of Association (Conditional Capital 1996/I) is cancelled.

	bb)	The conditional increase of the Company’s capital as currently stated in Article 4 (6) of the Articles of Association (Conditional Capital 1998/I) is cancelled.

cc)
Article 4 (5) and Article 4 (6) of the Articles of Association are cancelled. Article 4 (7) of the Articles of Association becomes Article 4 (5), Article 4 (8) of the Articles of Association becomes Article 4 (6) and Article 4 (9) of the Articles of Association becomes Article 4 (7).

b)
Resolution on authorizing the granting of options to managerial staff members (Führungskräfte) and members of the management of Fresenius Medical Care AG & Co. KGaA or an affiliate (Stock Option Program 2011) and the creation of conditional capital to provide for the Stock Option Program 2011 and a corresponding amendment to the Articles of Association

The General Partner and the Supervisory Board propose the following resolution:

	aa)	Authorization to grant options for bearer ordinary shares

The General Partner is authorized to issue by 11 May 2016 up to 12,000,000 options for up to 12,000,000 bearer non par value ordinary shares of the Company in accordance with the following provisions. If members of the management board of the General Partner are affected, its Supervisory Board alone is authorized accordingly.

The principles for the issue of the options are as follows:

(1)	Entitled persons/ Distribution of options

Options may be issued only to members of the management board of Fresenius Medical Care Management AG in their capacity as members of the management organ of the General Partner of the Company, to members of the management boards of affiliated companies and managerial staff members (Führungskräfte) of the Company and affiliated companies. Members of the management and employees of Fresenius SE & Co. KGaA and affiliated companies which are affiliated with the Company only through Fresenius SE & Co. KGaA are excluded. The exact group of entitled persons and the scope of options to be granted to each of them will be determined by the General Partner. If members of the management board of the General Partner are to receive options, this determination and issue of the options shall be under the exclusive decision of its Supervisory Board.

The total volume of options is apportioned to the groups of entitled persons as follows:

·	●	Members of the management board of the General Partner receive at most a total of up to 2,000,000 options.

·	●	Members of the management board of affiliated companies receive at most a total of up to 2,500,000 options.

·	●	Managerial staff members (Führungskräfte) of the Company and affiliated companies receive at most a total of up to 7,500,000 options.

The entitled persons receive options only as members of one group. Double grants are not admissible. The entitled persons must at the time of the granting of the options be in an employment or service relationship with the Company or an affiliate of the Company.

(2)	Grant of options (Acquisition period), day of issue and content of options

The grant of options shall be made in five annual tranches each on the last Monday in July or the first Monday in December. If the amendment to the Articles of Association to be resolved on as stated under lit. cc) is not entered in the Commercial Register prior to 22 July 2011, the first grant of options shall take place on the first working day of the calendar month following the entry.

Each option entitles the holder to one non-par value bearer ordinary share of the Company in return for payment of the exercise price specified in (3) and shall be for a period of eight years.

The option conditions can provide that the Company may, in fulfilment of the option, at its discretion grant the entitled persons its own shares in place of new shares out of conditional capital. In the case of entitled persons who are members of the management board of the General Partner, the Supervisory Board of the latter shall decide. The acquisition of its own shares for this alternative satisfaction of the options must comply with the statutory provisions. No authorization to acquire its own shares is granted by this resolution.

When exercising the authorization to issue stock options to managerial staff members (Führungskräfte) and members of the management of Fresenius Medical Care AG & Co. KGaA or of an affiliated company (Stock Option Program 2011) according to this lit. aa), the Management Board of the General Partner and its Supervisory Board will take appropriate measures in order to prevent a dilution of the shareholdings of the shareholders of the Company as a result of the issuance of shares to the persons entitled under the Stock Option Program 2011.

(3)	Exercise price (issue price) and target

The exercise price of an option shall be the average stock exchange closing price of non-par value bearer ordinary shares of the Company in electronic Xetra trading of the Deutsche Börse AG in Frankfurt am Main or a comparable successor system on the last 30 calendar days prior to the grant of the option. The minimum exercise price is the nominal amount of the capital of the Company attributed to each non-par value ordinary share (section 9 (1) AktG).

It is a condition for the exercise of options in each case that the annual target is achieved within the four-year waiting period according to (4). The target is achieved in each case if, after the grant of the options to the entitled persons in each case, either the adjusted basic income per ordinary share increases by at least eight per cent per annum in comparison to the previous year in each case or - if this is not the case - the compounded annual growth rate of the adjusted basic income per ordinary share during the four years of the waiting period reflects an increase of at least eight per cent per annum. If with regard to a comparable period or more than one of the four comparable periods within the waiting period neither the adjusted basic income per ordinary share increases by at least eight per cent per annum in comparison to the previous year nor the compounded annual growth rate of the adjusted basic income per ordinary share during the four years of the waiting period reflects an increase of at least eight per cent per annum, the options are cancelled in the proportion in which the target is not achieved within the waiting period, i.e. by one quarter (¼), two quarters (½), by three quarters (¾), or completely.

The adjusted basic income per ordinary share shall be calculated following the US-GAAP (Generally Accepted Accounting Principles) methodology based upon the hereafter described adjusted net income as follows:

The adjusted net income corresponds to the net income attributable to Fresenius Medical Care AG & Co. KGaA shown in the consolidated financial statements of the Company (prepared in accordance with the accountancy principles of US-GAAP),

	(i)	to which is added the costs shown in the relevant consolidated financial statement for:

·		●	- provided that the costs occur only once - the purchase, integration and financing of companies or dialysis clinics, including the costs in connection with

			–	any costs and expenses attributable to liability exposure existing already prior to the time of acquisition and/or

			–	the sale of dialysis clinics irrespective of whether this was ordered by the competent anti-trust authority or not;

·		●	extraordinary items in the meaning of the US-GAAP;

·		●	changes to US-GAAP accounting principles in the first year after such policies become effective; and

·		●	any tax effects in respect to the above mentioned points; and

	(ii)	from which is subtracted any gains shown in the consolidated financial statements in each case by reference to the following

·		●	the sale of dialysis clinics irrespective of whether this was ordered by the competent anti-trust authority or not;

·		●	extraordinary items in the meaning of the US-GAAP;

·		●	changes to US-GAAP accounting principles in the first year after such policies become effective; and

		●	any tax effects in respect to the above mentioned points.

The determination of the adjusted basic income per ordinary share and changes thereto compared to the adjusted basic income per ordinary share of the relevant comparison year will be verified in a binding manner in each case by the auditors of the Company on the basis of the audited financial statements with regard to the question of the admissibility of exercise of options.

(4)	Waiting Period for first exercise, Exercise Periods and Black-out Periods

The waiting period for the first exercise is four years from the time of the grant of the option in each case. On expiry of the waiting period, all options for which the success target under (3) has been achieved can be exercised at any time until the end of the relevant period stated under (2), apart from during a black-out period.

The black-out periods are the following in each case:

	●	the period from the 15th of December to the 15th of January;

	●	the period from the 21st calendar day before a Company’s general meeting until the end of the day of such general meeting,

●
the period from the day on which the Company publishes an offer to its shareholders to subscribe for new shares in a stock exchange gazette (Börsenpflichtblatt) or the Electronic Federal Gazette up to the day on which the shares of the Company issued in accordance with that right are listed for the first time on the Frankfurt Stock Exchange “ex subscription rights”, and

	●	the period from the 15th calendar day prior to the publication of the quarterly results or the annual results until the publication of the quarterly results or the annual results.

The above mentioned periods in which exercise is blocked include in each case the times for beginnings and ends stated. In addition, any restrictions under general legal provisions, in particular the German Securities Trading Act, are to be observed. If the management board of the General Partner is concerned, its supervisory board and if other participants are concerned, the General Partner, shall, in justified exceptional cases, determine other periods in which exercise is blocked, the beginning of which will be notified to the Participants in due time in advance in each case.

(5)	Adjustment in case of Capital Measures/Protection against Dilution

If the Company, during the term of the options, while granting a direct or indirect subscription right to its shareholders increases its capital by the issue of new shares or issues debentures with conversion or option rights and if, in that case, fixed conversion or option prices per share are less than the exercise price for the options, the General Partner or if members of the management board of the General Partner are affected, its Supervisory Board, is entitled to establish financial equality for the Participants. This equality may be established by the reduction of the exercise price or the adjustment of the number of options or a combination of both. The participants have no right to such financial equality. In the case of the issue of shares, debentures or options in the course of the share based incentive program of the Company, no equalisation will be granted.

In the event of a capital increase from Company funds by the issue of new shares, the conditional capital will, in accordance with section 218 AktG, be increased in the same proportion as the share capital. The right of the Participants to subscribe new shares by the exercise of options, shall increase in the same proportion. The exercise price per share will be reduced in the same proportion. If the capital increase out of Company funds takes place without the issue of new shares, (section 207 (2) sentence 2 AktG) the options and the exercise price remain unchanged.

In the event of a capital reduction, no adjustment of the exercise price or the option ratio shall take place if by the capital reduction the total number of shares is not changed or the reduction is associated with a repayment of capital or with the acquisition of the Company’s own shares for valuable consideration. In the case of a capital reduction by merger of shares without capital redemption and in the case of an increase in the number of shares without any change in capital (share split), the number of shares which can be acquired for each option at the exercise price shall be reduced or increased in proportion to the capital reduction or share split. The exercise price for one share shall be adjusted in the same proportion.

If an adjustment takes place in accordance with the above paragraphs, fractions of shares will not be granted on the exercise of options. No cash compensation will be granted.

(6)	Non-transferability; cancellation of options

The options will be granted as non-transferable options. The options are neither transferable nor saleable, and may not be pledged or charged in any other manner with the exception of the case of death. All non-exercised options are cancelled without compensation on the expiry of eight years after the date of issue. In case the employment ends by death, incapacity, retirement, dismissal or otherwise without dismissal and the entitled person after ending of the employment assumes employment with Fresenius SE & Co. KGaA or an affiliate of Fresenius SE & Co. KGaA, special rules for the cancellation of options can be included in the option conditions.

(7)	Provision for further details

The General Partner is authorized to fix the other details for the issue of shares out of the conditional capital and the further conditions of the Stock Option Program 2011, in particular, the option conditions for the entitled persons. If the members of the management board of the General Partner are concerned, its Supervisory Board shall decide exclusively. The further details include, in particular, provisions on the distribution of options within the groups of entitled persons, the exact issue price within the specified period, provisions on tax and costs, the procedure for the allocation to the individual entitled persons and the exercise of options, provisions in relation to the cancellation of options in the event of the ending of employment, provisions, that allow in case of extraordinary developments capping the proceeds which derived from the exercise of the options and further procedural rules.

bb)	Conditional Capital

The capital of the Company is conditionally increased by up to EUR 12,000,000.00 (in words: twelve million Euro) by the issuance of up to 12,000,000 (in words: twelve million) new non-par value bearer ordinary shares. The conditional capital increase will be implemented only to the extent that options have been issued in accordance with the Stock Option Program 2011 under the resolution of the general meeting of 12 May 2011, the holders of options exercise their right and the Company for the satisfaction of the options does not grant any of its own shares. For the granting and processing of options of members of the management board of the General Partner, its supervisory board is exclusively competent. The new non-par value bearer ordinary shares participate in profits from the beginning of the financial year in which they are issued.

cc)	Amendment to the Articles of Association

Article 4 (7) of the Articles of Association shall become Article 4 (8). Article 4 (7) of the Articles of Association shall read as follows:

“The capital of the Company is conditionally increased by up to 12,000,000.00 EUR (in words: twelve million Euro) by the issuance of up to 12,000,000 (in words: twelve million) new non-par value bearer ordinary shares. The conditional capital increase will be implemented only to the extent that options have been issued in accordance with the Stock Option Program 2011 under the resolution of the general meeting of 12 May 2011, the holders of options exercise their right and the Company for the satisfaction of the options does not grant any of its own shares, for the granting and processing of options of members of the management board of the General Partner, its supervisory board is exclusively competent. The new non-par value bearer ordinary shares participate in profits from the beginning of the financial year in which they are issued.”

The General Partner of the Company is hereby instructed to apply for registration with the Commercial Register of the before mentioned amendment of the Articles of Association in such order that the registration of the amendment of the Articles of Association as proposed under lit. a) is registered at first. In case the amendment as proposed under lit. a) is not entered into the Commercial Register by 22 July 2011, the General Partner may apply for registration of the before mentioned amendment of the Articles of Association irrespective of the before mentioned order. In this case the Supervisory Board is authorized to amend the Articles of Association in accordance with the then effective order of the subsections of Article 4 of the Articles of Association.

10.	Resolution on the authorization to purchase and use treasury shares pursuant to section 71 (1) No. 8 AktG and on the exclusion of subscription rights

In accordance with established standard practice among large German publicly listed companies, the Company shall for the first time be granted the authorization to purchase and use treasury shares in the Company’s best interest pursuant to section 71 (1) No. 8 AktG. Based on this authorization, the Company shall inter alia be enabled to repurchase ordinary shares (Stammaktien) in order to use them as a liquid consideration in kind in the context of M&A transactions. Also, this authorization shall put the Company in a position to repurchase ordinary shares of the Company in the context of conventional share repurchase programs and to redeem (einziehen) such shares in order to secure an adequate level of earnings per share in the interest of all shareholders of the Company. Further, this authorization would allow the Company to use ordinary shares of the Company for the servicing of long term compensation components, e.g. stock option programs. In the interest of sufficient flexibility, the authorization shall be granted for a period of five years in accordance with the German Stock Corporation Act. The purchase and use of treasury shares require a respective authorization by the General Meeting.

The General Partner and the Supervisory Board therefore propose that the following resolution be passed:

a)
The Company is authorized to purchase treasury shares up to a maximum amount of 10% of the registered share capital existing at the time of this resolution until 11 May 2016. The shares acquired, together with other treasury shares held by the Company or attributable to the Company pursuant to sections 71a et seqq. AktG, must at no time exceed 10% of the registered share capital. The purchase may be limited to one class of shares only. The authorization must not be used for the purpose of trading in treasury shares.

b)
Subject to the decision of the General Partner, the purchase will be effected either (1) on the stock exchange or (2) by way of a public tender offer or a public invitation to shareholders to submit an offer for sale.

●
If and to the extent shares are purchased on the stock exchange, the share price paid by the Company (not including incidental acquisition costs) must not exceed or fall short of 10% of the market price for shares of the Company of the same class determined by the opening auction in the Xetra trading system (or a comparable successor system) on the respective stock exchange trading day.

●
If shares are acquired by way of a public tender offer or a public invitation to shareholders to submit an offer for sale, the offer price per share paid by the Company (not including incidental acquisition costs) must not exceed or fall short of the 3-day average trading price of shares of the same class determined by the closing auction in the Xetra trading system (or a comparable subsequent system) on the last stock exchange trading day before the publication of the public offer public invitation to shareholders to submit an offer for sale by more than 10%. If, following the announcement of a public tender offer or a public invitation to submit an offer for sale, there are significant deviations in the relevant stock price, the offer or the invitation to shareholders to submit an offer for sale may be adjusted. In this case, the 3-day average trading price prior to the public announcement of any such adjustment will be the relevant reference stock price. The public tender offer or the invitation to submit an offer for sale may provide for further conditions. If the total volume of the shares made available following a public tender offer or the invitation to submit an offer for sale exceeds the envisaged repurchase volume, the acquisition then must be effected on a pro rata basis in accordance with the ratio of shares tendered (tender ratio). Preference may be given to accepting small quantities up to 100 shares per shareholder.

c)	The General Partner is authorized to use treasury shares purchased on the basis of this authorization for any purpose legally permissible and in particular for the following purposes:

aa)
The shares may be redeemed without the redemption or its execution requiring any further resolution by the General Meeting. They may also be redeemed without a capital reduction by way of adjusting the calculated pro rata amount of the Company’s share capital represented by the remaining shares (simplified method). The redemption may be restricted to a portion of the purchased shares only. If the redemption is made by way of the simplified method, the General Partner is authorized to modify the number of the shares in the Articles of Association accordingly.

bb)
The General Partner is authorized to sell ordinary treasury shares by way other than a sale on the stock exchange or an offer to all shareholders provided that the shares are sold for cash at a price that does not significantly fall short of the stock market price of ordinary shares of the Company that are subject to the same terms at the time of the sale. In this case, the total number of ordinary shares to be sold is limited to 10% of the registered share capital existing at the time the resolution of the General Meeting on this authorization is passed or – if the corresponding amount of shares is smaller – at the time the authorization is exercised. The aforementioned authorization volume of 10% of the registered share capital is reduced by the pro rata share capital attributable to shares or relating to bonds carrying warrant and/or conversion rights or conversion obligations that were issued or sold after the beginning of 12 May 2011 subject to an exclusion of subscription rights in accordance with section 186 (3) sentence 4 AktG applied directly, analogously or mutatis mutandis.

cc)
The General Partner is furthermore authorized to sell ordinary treasury shares to third parties against contributions in kind, in particular in connection with the acquisition of companies, parts of companies, interests in companies or other assets (including receivables), and with regard to mergers.

dd)
The General Partner is also authorized to award ordinary treasury shares in lieu of the utilization of a conditional capital of the Company to employees of the Company and companies affiliated with the Company, including members of the management of affiliated companies and to service options or obligations to purchase shares of the Company granted to employees of the Company or companies affiliated with the Company as well as to members of the management of affiliated companies, e.g. in the context of stock option programs or employee benefit schemes.

ee)
In addition, the General Partner is authorized to use ordinary treasury shares to service bonds carrying warrant and/or conversion rights or conversion obligations issued by the Company or companies affiliated with the Company pursuant to section 17 AktG, if these bonds are issued or were issued in accordance with section 186 (3) sentence 4 AktG applied directly, analogously or mutatis mutandis.

d)
The Supervisory Board of the General Partner is authorized to use ordinary treasury shares purchased by virtue of this authorization in lieu of the utilization of a conditional capital of the Company for the servicing of options or obligations to purchase shares which were granted as variable compensation component to members of the management board of the General Partner.

e)	The authorizations under lit. c) and lit. d) include the use of shares of the Company that were acquired pursuant to section 71d sentence 5 AktG.

f)
The authorizations under lit. c) and lit. d) may be exercised once or several times, in full or in part, and individually or together, while the authorizations under lit. c), bb) to ee) may also be exercised by dependent companies or companies that are majority owned by the Company, or by third parties acting for their account or for the account of the Company.

g)
Shareholders’ subscription rights for these shares are excluded insofar as these shares are used according to the aforementioned authorizations under lit. c), bb) to ee) and lit. d) or as far as this is necessary to exclude fractional amounts in case of a sale of shares to all shareholders.

II. Reports of the General Partner to the General Meeting

1. Report of the General Partner regarding agenda item 9 lit. b)

Agenda item 9 lit. b) provides for the creation of conditional capital and the possibility of issuing options to the management boards and managerial staff members (Führungskräfte) of the Company and affiliated companies at home and abroad authorizing subscription of voting bearer ordinary shares of the Company (Stock Option Program 2011).

The participation of management boards and managerial staff members (Führungskräfte) in the financial risks and opportunities of the business by the grant of share options belongs to the significant elements of an internationally competitive compensation system. The Company’s financial success depends not least on its capacity to attract specialists and leaders worldwide and to also secure their long-term association with the Company.

At the present time the Company has two Employee Participation Programs secured by conditional capital, from which no further options can be issued; another two conditional capitals, for which no further exercising rights exist, shall be cancelled according to the proposal of the management under agenda item 9 lit. a).

With its proposal of the Stock Option Program 2011 the Company follows its successful Employee Participation Programs of the past. The Company shall thus be placed in a position to continue to offer to management and managerial staff members (Führungskräfte) of the group a compensation structure that is competitive in comparison with international competitors.

The main principles of the draft resolution can be summarized as follows:

Apart from the management of the Company, i.e. the management board of the General Partner Fresenius Medical Care Management AG and the management boards of affiliated companies, also managerial staff members (Führungskräfte) of the Company and affiliated companies should receive options. Expressly excluded are the management and employees of Fresenius SE & Co. KGaA and its affiliated companies which are affiliated to the Company only through Fresenius SE & Co. KGaA. For these persons, their own compensation programs based on shares have been established at the level of Fresenius SE & Co. KGaA.

In the proposed distribution of the total of 12,000,000 options available, experience which the Company has derived in the past from the share-based compensation programs is reflected. The management board of the General Partner shall receive up to 2,000,000 options and the management boards and managerial staff members (Führungskräfte) of affiliated companies at home and abroad are intended to receive up to 2,500,000 options. The remaining 7,500,000 options will be allocated to the managerial staff members (Führungskräfte) of the Company and of the affiliated companies at home and abroad. While the General Partner is responsible for the allocation of options to the management boards of affiliated companies and employees of the Company and employees of affiliates, its supervisory board shall decide on the allocation to the management board of the General Partner.

The allocation of the total of 12,000,000 options available is to be made in five annual tranches in each case on the last Monday in July or the first Monday in December. It is proposed in order to satisfy the rights under the options to use shares out of the conditional capital or from the Company’s own shares acquired in advance under an authorizing resolution at the discretion of the Company. Under agenda item 10 the management proposes to the General Meeting a resolution for the acquisition of the Company’s own shares, which shall also enable the Company, to use its own shares to satisfy the options under the Stock Option Program 2011. By this choice such as using its own shares instead of using the conditional capital, the Company can choose the most appropriate form for satisfying the options taking account of capital market and taxation considerations. In the Stock Option Program 2011, however, not more than 12,000,000 options can be issued so that in the case of the possible use of its own shares, the number of shares to be created out of the conditional capital will reduce accordingly.

In order to emphasize the incentive for a long-term increase in Company value in the interest of all shareholders, the proposal provides waiting periods for the first exercise. The options can, in each case, be exercised only after the expiry of four years from their issue. In the interests of shareholders in a sustained increase in the value of the Company, exercise is only possible if, within the waiting period, an ambitious success target is achieved. If this is not the case for a comparable period, a corresponding proportion of the options issued in each case at a particular time are cancelled.

The management proposes as success target an increase of at least eight per cent per annum either of the adjusted basic income per ordinary share in comparison to that of the previous year or – if this is not achieved – of the compounded annual growth rate of the adjusted basic income per ordinary share during the four-year waiting period. For the question of the exercisability, four comparison periods are therefore crucial in principle in the case of each grant of options. If with regard to one comparable period or more than one of the four comparable periods within the waiting period neither the adjusted basic income per ordinary share increases by at least eight per cent per annum in comparison to the previous year nor the compounded annual growth rate of the adjusted basic income per ordinary share during the four years of the waiting period reflects an increase of at least eight per cent per annum, the options issued in each case are forfeited in the proportion in which the target has not been achieved within the waiting period, i.e. by a quarter (¼), or two quarters (½), or three quarters (¾), or completely.

By fixing a success target directed towards a sustained growth of the adjusted basic income per ordinary share, care was particularly taken to exclude one-time effects from the calculation. This prevents the success target being achieved or not achieved due to extraordinary circumstances having to be taken into account by the Company in its group financial statements, which the beneficiaries of the Stock Option Program 2011 could not or only partially affect by their performance.

If the described conditions for the exercise are fulfilled and if the beneficiary of the Stock Option Program 2011 is at the time of exercise still in an employment or service relationship, the options can be exercised at any time with the exception of certain black-out-periods up to four years following the waiting period. With the black-out-periods listed in the proposed resolution, periods for exercise are excluded inter alia, in which the entitled persons could typically avail themselves of insider information and would, therefore, be subject to a prohibition on exercise under capital markets law. In addition, the management can introduce other black-out-periods in justified exceptional cases. This may, for example, be indicated if compliance with statutory provisions (e.g., provisions regarding security trading or stock corporation law) cannot otherwise be guaranteed appropriately.

Finally, the draft resolution provides that if the management board of the General Partner is affected, its supervisory board and otherwise the General Partner is authorized to determine further details for the grant of options, for their content and for the issuance of shares. Apart from rules for the special case of premature ending of the employment relationship, provisions that allow in case of extraordinary developments capping the proceeds which derived from the exercise of the options and other procedural regulations belong hereto, including mechanisms to prevent dilutive effects with respect to existing shareholders in the context of the execution of the Stock Option Program 2011.

2. Report of the General Partner regarding agenda item 10

Under agenda item 10, it will be proposed to the General Meeting that the General Partner be authorized to acquire and use treasury shares. Through this measure, it is intended to authorize the Company for the first time – in accordance with the established standard practice of large publicly listed companies in Germany – to exploit the benefits associated with the instrument of treasury shares in the best interests of the Company and all its shareholders. In order to achieve a maximum of flexibility in the handling of treasury shares, it is intended to grant the authorization for the maximum period of five years permitted under stock corporation law, i.e. until 11 May 2016.

The acquisition of treasury shares can be effected by way of a purchase via the stock exchange, by means of a public tender offer by the Company itself addressed to all its shareholders or an invitation to all shareholders to submit offers for sale. In the event of the last two acquisition scenarios, the shareholders can decide themselves how many shares and – if a price range is fixed also – at what price they want to offer those shares to the Company. In any case, the General Partner will observe the principle of equal treatment provided for under German stock corporation law in accordance with section 53a AktG when acquiring treasury shares. The proposed acquisition scenarios via the stock exchange, by way of a public purchase offer made to all shareholders or by means of an invitation to submit offers for sale all take account of that principle.

If the total volume of shares offered or tendered exceeds the volume of shares intended to be bought back in the event of a public purchase offer or an invitation to submit offers for sale, the Company will accept those shares on a pro-rata basis. However, it is possible to provide for a preferential acceptance of smaller numbers of shares of up to 100 shares per offering shareholder in order to prevent arithmetical fractions of shares when the quotas to be acquired are determined and to avoid small numbers of residual shares, thereby facilitating the technical execution as a whole.

In the event of an acquisition by way of a public tender offer or a public invitation to submit offers for sale, the purchase price offered or the limit values of the purchase price range per share (exclusive of incidental acquisition expenses (Erwerbsnebenkosten)) must not exceed or fall below the average trading price of shares of the Company belonging to the same class in the Xetra trading system (or a comparable successor system) by more than 10% on the three exchange trading days preceding the date of the publication of the offer or public invitation to submit an offer for sale. If significant deviations from the relevant price occur after the publication of a purchase offer or public invitation to submit an offer for sale, it will be possible to adjust the offer or invitation to submit such an offer, with such adjustment being based on the relevant average price on the three exchange trading days prior to the publication of any such adjustment, if any. The purchase offer or invitation to submit such an offer may be subject to further conditions.

The repurchase of treasury shares can be limited to one share class. This offers the possibility to centre the authorization primarily on the acquisition and use of the Company’s ordinary shares.

The shares acquired on the basis of this authorizing resolution may be used for all purposes permitted by law, in particular for the following purposes:

The proposed authorization entitles the General Partner to partially or entirely cancel treasury shares bought back, in accordance with common practice among large German listed companies, without a further resolution of the General Meeting being required. In this respect, it shall also be possible to cancel the shares without a capital reduction pursuant to section 237 (3) no. 3 AktG (called a simplified procedure). The pro-rata amount of the remaining shares in terms of their share in the Company’s registered share capital increases as a result of the cancellation of shares without a capital deduction (section 8 (3) AktG). Consequently, it is also intended to authorize the General Partner in that respect to adapt the Articles of Association to take account of the modified number of no-par value shares.

Furthermore, it is intended to enable the General Partner by way of the authorization to sell ordinary treasury shares of the Company also in ways other than via the stock exchange or by means of an offer made to all shareholders, against payment in cash and to the exclusion of subscription rights. Thus, the Company will be placed in a position where it is able to react swiftly and flexibly to favourable market situations. Moreover, it will be possible to win additional domestic and foreign investors by selling ordinary shares, for example to institutional investors. In order to take reasonable account of the idea of anti-dilution protection in favour of shareholders, the aforementioned use pursuant to section 186 (3) sentence 4 AktG is subject to the condition that treasury shares may only be sold at a price which is not significantly lower than the relevant stock exchange price at the time when the shares are sold; in this respect, the price of sale will be finally determined immediately prior to the disposal itself. Additionally, the permitted sales volume is limited in such case to 10% of the Company’s existing respective registered share capital at the effective date of the authorization or – if such value is smaller – at the time when the authorization is exercised. The shareholders are thereby given the general opportunity to maintain their shareholding quota by way of a parallel acquisition of ordinary shares of the Company via the stock exchange at comparable conditions. For the purposes of anti-dilution protection, the authorized volume shall be reduced by the pro-rata amount of the registered share capital allocable to such shares of the Company, or to which conversion and/or option rights or obligations resulting from notes relate, which have been issued or disposed of otherwise, to the exclusion of subscription rights, during the term of this authorization in accordance with section 186 (3) sentence 4 AktG applied directly, analogously or mutatis mutandis.

Furthermore, it will also be possible to use ordinary treasury shares against contributions in kind within the scope of business combinations and upon acquisition of companies and other assets, excluding shareholders’ subscription rights. In particular in the international globalised market of corporate transactions, it is not infrequent that a delivery of liquid shares is requested as a consideration. In this context, interesting opportunities can arise for using the Company’s ordinary shares as a liquid consideration. The Company continuously monitors the market regarding potential opportunities to further strengthen the Company’s position on the market in the best interests of the Company and its shareholders by way of such acquisition opportunities. Using the Company’s treasury shares, such transactions can be executed flexibly and quickly, without having to consult the General Meeting, which is often not possible due to time constraints. Additionally, such transactions can materially contribute to conserving the Company’s liquidity. Therefore, such option of using ordinary treasury shares lies in the overall interests of the Company and its shareholders. In determining the valuation ratios, the General Partner will additionally take care that the interests of shareholders are reasonably safeguarded.

The authorization further provides that ordinary treasury shares in lieu of the utilization of a conditional capital of the Company can also be issued, excluding the subscription right of shareholders, to employees of the Company and its affiliates, including members of the management of affiliates, and used to service options or obligations to purchase ordinary shares of the Company granted or to be granted to employees of the Company or its affiliates as well as members of the management of affiliates. In this way, it is for example also intended to make it possible to offer the respective beneficiaries ordinary shares of the Company within the scope of the Stock Option Program 2011 or previous employees bonus schemes to be resolved on under agenda item 9 of this year’s ordinary General Meeting of the Company – without having to resort to conditional capital. The issue of ordinary treasury shares to employees and officers of the Company, in particular in view of long-term compensation components having the purpose of securing the Company’s sustainable success, is in the best interests of the Company and its shareholders, since it materially boosts the identification of employees and officers with their company as well as the Company’s value as such. The use of existing ordinary treasury shares instead of having to recourse to conditional capital can additionally make good economic sense for the Company.

The aforementioned option to use ordinary treasury shares in order to discharge long-term share-based compensation components, namely in respect of the participation in the Stock Option Program 2011, excluding the subscription right of shareholders, shall also be available in favour of the members of the General Partner’s Management Board. In order to take reasonable account of potential conflicts of interest resulting from the Company’s legal form as well as the allocation of competence according to Stock Corporation law, the corresponding authorization to use ordinary treasury shares will, however, not be addressed to the General Partner (represented by the Management Board), but to its Supervisory Board.

The General Partner shall further be authorized to use ordinary treasury shares to fulfil notes carrying warrant or conversion rights or conversion obligations, issued by the Company or dependent entities of the Company as defined in section 17 AktG and excluding subscription rights according to section 186 (3) sentence 4 AktG. In order to comply with the rights resulting therefrom, it may be appropriate, considering the Company’s interests, to partially or entirely use treasury shares instead of shares resulting from a corresponding capital increase, which requires that the subscription right of shareholders be excluded.

Finally, the General Partner shall be authorized to exclude fractional amounts, if any, in an offer made to all shareholders. This is necessary in view of the technical processing of such offer, in order to avoid the issue of fractional amounts of shares. The General Partner will dispose of the shares excluded from the shareholders’ subscription right, called unassigned fractions (freie Spitzen), either by selling them via the stock exchange or otherwise at the best possible conditions for the Company.

The possible uses mentioned above are not limited to the Company’s treasury shares acquired on the basis of this authorizing resolution; they also include shares of the Company acquired pursuant to section 71d sentence 5 AktG. In this way, additional flexibility is also created, in the best interests of the Company, with a view to using such treasury shares in accordance with this authorizing resolution.

The Management Board will inform the General Meeting of the use made of this authorization.

*******

III. Further information regarding the invitation to the Annual General Meeting

Total number of shares and voting rights

At the time of the calling of the ordinary General Meeting, of the total amount of 302,274,009 non-par value shares issued by the Company, consisting of 298,316,006 bearer ordinary shares and 3,958,003 bearer preference shares, all bearer ordinary shares are entitled to participate in and vote and all bearer preference shares are entitled to participate. Each bearer ordinary share carries one vote in the ordinary General Meeting. Bearer preference shares do not grant voting rights.

Conditions for participation in the General Meeting and the exercise of the voting right

Only those shareholders who have registered with the Company in text form in the German or the English language by the end of 5 May 2011 (24:00 hours Central European Summer Time – CEST), at the latest under the following address

Fresenius Medical Care AG & Co. KGaA
c/o Commerzbank AG
GS-MO 2.1.1 AGM Service
60261 Frankfurt am Main
Telefax +49 (0) 69-136-26351
E-Mail: hv-eintrittskarten@commerzbank.com

and who have provided the Company with evidence of their entitlement to attend the General Meeting are entitled to participate and vote in the ordinary General Meeting. As evidence of their entitlement to attend the General Meeting and to exercise their voting right, shareholders must, by the end of 5 May 2011 (24:00 hours CEST), at the latest, provide evidence of their shareholding issued by their depositary bank in text form in the German or the English language to the aforementioned address referring to the beginning of 21 April 2011, (00:00 hours CEST) (“Evidence Date”).

Significance of the Evidence Date

As regards the participation in the General Meeting and the exercise of the voting right only such persons qualify as shareholders of the Company who have provided evidence of their shareholding. The right of participation and the extent of the voting rights are solely determined by the shareholding on the Evidence Date. The Evidence Date is not accompanied by a lock on the sale of shares. Even in the case of complete or partial sale of the shareholding after the Evidence Date, solely the shareholder’s shareholding on the Evidence Date is decisive for participation and the voting right; i.e. sales of shares after the Evidence Date have no effect on the entitlement to participate and on the voting right. This applies accordingly to the acquisition of shares after the Evidence Date. Persons who do not hold shares on the Evidence Date and become shareholders only thereafter are entitled to participate and vote for the shares held by them only to the extent that they are authorized by proxy or otherwise authorized. On the other hand, the Evidence Date has no significance for the entitlement to a dividend.

Proxy voting procedure

Shareholders may have their voting rights in the ordinary General Meeting exercised by a proxy, e.g. the depositary bank, an association of shareholders or another person of their choice. If the shareholder authorizes more than one person, the Company can reject one or more of such persons. The issue of the proxy, its revocation and the evidence of authorization to be presented to the Company require the text form; financial institutions, shareholders’ associations and persons equated thereto according to section 278 (3) in connection with sections 135 (8), 135 (10), 125 (5) AktG may – to the extent powers of attorney are issued to them – provide for deviating provisions.

The Company offers that shareholders may issue powers of attorney to proxies named by the Company who are bound to shareholders’ voting instructions. Such persons are employees of the Company or of an affiliated company who vote on the respective items of the agenda on the basis of powers of attorney by shareholders and in accordance with the instructions issued by them. The proxies named by the Company must, for this purpose, be issued powers of attorney as well as express and unambiguous instructions for the exercise of the voting right on each relevant item of the agenda.

The proxies named by the Company are obligated to vote in accordance with the instructions; they cannot exercise the voting rights at their own discretion. To the extent there is no express and unambiguous instruction, the proxies named by the Company will abstain from voting on the respective voting matter.

The shareholders shall receive forms for powers of attorney as well as the form for the power of attorney and the voting instructions for the proxies named by the Company and further information regarding the issuing of powers of attorney together with the entrance ticket.

The evidence of the appointment of an authorized person can be provided by the following means:

Fresenius Medical Care AG & Co. KGaA
 - Investor Relations -
Else-Kröner-Straße 1
61352 Bad Homburg v. d. H.
Germany
Telefax: +49 (0)6172-609-2301
E-Mail: ir@fmc-ag.de

Timely registration and evidence of the shareholding in accordance with the foregoing provisions are also required in case a power of attorney is issued. This does not exclude any granting of powers of attorney after the registration has occurred.

Rights of shareholders according to section 278 (3) in connection with sections 122 (2), 126 (1), 127, 131 (1) AktG

Supplemental requests to the agenda at the request of a minority according to section 278 (3) in connection with section 122 (2) AktG

Shareholders whose total combined shares amount to at least the twentieth part of the registered share capital or the proportionate amount of the share capital of EUR 500,000 (that is equivalent to 500,000 non-par value shares), can request, according to section 278 (3) in connection with section 122 (2) AktG, that items be placed on the agenda and notice thereof be given. For each new item, reasons or a draft resolution for each item must be attached. Supplemental requests must be received by the Company at least 30 days prior to the Meeting in writing. The day of receipt and the day of the General Meeting are not included in that calculation. Therefore, the last possible date for receipt is Monday, 11 April 2011 (24:00 hours CEST). Supplemental requests received after that date will not be taken into account.

Applicants must provide evidence that they are holding the minimum quantity of shares for at least three months prior to the day of the General Meeting and that they hold the shares until the decision on the supplemental request (section 278 (3) in connection with sections 142 (2) sentence 2, 122 (1) sentence 3, (2) sentence 1 AktG).

Any supplemental requests are to be sent to the following address:

Fresenius Medical Care AG & Co. KGaA
Die persönlich haftende Gesellschafterin
Fresenius Medical Care Management AG
- Vorstand -

attn: Herrn Dr. Rainer Runte
Else-Kröner-Straße 1
61352 Bad Homburg v. d. H.
Germany

Motions and proposals for election by shareholders according to section 278 (3) in connection with sections 126 (1), 127 AktG

Prior to the General Meeting, shareholders may send countermotions to the Company regarding proposals made by the General Partner and the Supervisory Board pertaining to a specific item on the agenda. Shareholders may also make proposals for the election of members of the Supervisory Board (including the election of these members of the Supervisory Board into the Joint Committee of the Company) as well as for the election of the auditors. Reasons must be given for countermotions. For proposals for election, no reasons need to be given.

Countermotions and proposals for election to be made accessible that have been received at the address mentioned below at least 14 days prior to the General Meeting, the day of receipt and the day of the General Meeting not being included in the calculation, i.e. 27 April 2011 (24:00 hours CEST) at the latest, will be made available on the Company’s website to the other shareholders, including the name of the shareholder and the reasons given at http://www.fmc-ag.com/AGM2011.htm. Any comments of the management will be also published there.

Countermotions and proposals for election are to be sent only to

Fresenius Medical Care AG & Co. KGaA
 - Investor Relations -
Else-Kröner-Straße 1
61352 Bad Homburg v. d. H.
Germany
Telefax: +49 (0)6172-609-2301
E-Mail: ir@fmc-ag.de

Countermotions and proposals for election sent to any other address will not be taken into account.

Countermotions and reasons given do not need to be made accessible under the prerequisites set out in section 126 (2) sentence 1 AktG. According to section 126 (2) sentence 2 AktG, the reasons for a countermotion do not need to be made accessible if they amount to more than 5,000 characters in total.

Section 126 AktG applies analogously to the proposal of a shareholder for the election of members of the Supervisory Board (including the election of these members of the Supervisory Board into the Joint Committee of the Company) and/or auditors. Proposals for the election of members of the Supervisory Board (including the election of these members of the Supervisory Board into the Joint Committee of the Company) and/or auditors according to section 127 AktG will moreover only be made accessible if they contain the name, the profession exercised and the residential address of the proposed person or the name and registered office of the proposed legal entity. Proposals for the election of members of the Supervisory Board (including the election of these members of the Supervisory Board into the Joint Committee of the Company) must also include information regarding the nominee’s seats in other supervisory boards to be established under German law if the proposal is to be published; such proposals shall also include information regarding the nominee’s seats in comparable supervisory bodies of domestic or foreign companies.

Shareholders information rights according to section 278 (3) in connection with section 131 (1) AktG

According to section 278 (3) in connection with section 131 (1) AktG, information on the affairs of the Company including the legal and business relationships with affiliated enterprises and on the situation of the group and the enterprises included in the consolidated group financial statements is to be given by the General Partner to every shareholder upon the latter’s request in the General Meeting to the extent necessary for a proper evaluation of the item on the agenda.

Further explanations on the rights of the shareholders under section 278 (3) in connection with sections 122 (2), 126 (1), 127, 131 (1) AktG are available on the Company’s website at http://www.fmc-ag.com/AGM2011.htm.

Availability of documents / Notice on the Company’s website

From the day of the convening of the ordinary General Meeting, the following documents are available for inspection by the shareholders in the offices of the Company, Fresenius Medical Care AG & Co. KGaA, Else-Kröner-Straße 1, 61352 Bad Homburg v. d. H., Germany:

The annual financial statements and consolidated group financial statements approved by the Supervisory Board, the management reports for Fresenius Medical Care AG & Co. KGaA and the consolidated group, the report by the General Partner with regard to the information pursuant to sections 289 (4), 315 (4) HGB, the General Partner’s proposal on the allocation of distributable profit, the report of the Supervisory Board of Fresenius Medical Care AG & Co. KGaA for fiscal year 2010, and the reports of the General Partner regarding agenda items 9 (Stock Option Program 2011, conditional capital) and 10 (authorization to purchase and use treasury shares); furthermore the annual report 2010 for the Fresenius Medical Care Group including the Declaration on Corporate Governance and the Report on Corporate Governance as well as the Remuneration Report for the fiscal year 2010.

On request, each shareholder shall receive a copy of the aforementioned documents promptly and free of charge. Furthermore, these documents will also be made available at the General Meeting of the Company. The aforementioned documents and the information required pursuant to section 278 (3) AktG in connection with section 124a AktG are also available on the Company’s website at http://www.fmc-ag.com/AGM2011.htm.

Transmission in sound and vision

On the day of the General Meeting, the speech of the chairman of the Management Board of the General Partner will be broadcast in sound and vision if the chairman of the Meeting so orders. In this case, it can be followed live on the internet at http://www.fmc-ag.com/AGM2011.htm.

Hof an der Saale, March 2011
Fresenius Medical Care AG & Co. KGaA
The General Partner
Fresenius Medical Care Management AG
The Management Board

Information for holders of American Depositary Receipts regarding the Annual General Meeting

 - ISIN: US3580291066 -
 - ISIN: US3580292056 -

As far as the ADRs represent preference shares, they will have no voting right at the Annual General Meeting.

As far as the ADRs represent ordinary shares, the following rules apply:

ADR holders will generally submit their voting instructions to BNY Mellon, who, in its capacity as Depositary Bank, will then exercise the voting rights according to the instructions provided by the ADR holders. Guidelines as to the exercise of voting rights by means of “Proxy Voting” can be found in the materials of the Annual General Meeting, which will be sent to the ADR holders. Voting instructions must be received by BNY Mellon by 2 May 2011 (prior to 5 p.m. New York Time) at the latest.

Should, on an exceptional basis, an ADR holder wish to exercise the voting right in person at the Annual general meeting, BNY Mellon will try on a best efforts basis to provide ADR holders with this possibility. However, due to the considerable amount of time required, an exercise of voting rights in person may not be guaranteed in all instances.

The custodian banks are advised of the separate publications in the Wertpapier-Mitteilungen.

Hof an der Saale, March 2011

Fresenius Medical Care AG & Co. KGaA
The General Partner
Fresenius Medical Care Management AG
The Management Board